Distoken Acquisition Corp.

Unit 1006, Block C, Jinshangjun Park

No.2 Xiaoba Road, Panlong District

Kunming, Yunnan, China

VIA EDGAR

February 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Cline and Jennifer Monick

Re:	Distoken Acquisition Corp.

Form 10-K for the year ended December 31, 2022

File No. 001-41622

Ladies and Gentlemen:

Distoken Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter (the “Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2023, regarding the Annual Report on Form 10-K for the year ended December 31, 2022 filed by the Company with the Commission on April 18, 2023 (the “Form 10-K”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2022

Notes to Financial Statements

Note 7 – Shareholders’ Equity

Warrants, page F-15

1.	We note you have classified the private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.”

Response: The Company advises the Staff that the disclosure from the Form 10-K referenced in the Staff’s comment are not applicable to the Company’s private warrants and were inadvertently included in the Form 10-K. The Company will ensure that such disclosure is not included in its Annual Report on Form 10-K for the year ended December 31, 2023, and other future filings by the Company.

The Company further advises the Staff that it has analyzed the classification of the private warrants under ASC 815-40. Based on this analysis, the Company has determined that the warrant agreement covering the Company’s warrants does not provide for potential changes to the settlement amounts payable to holders of the warrants that are dependent upon the characteristics of the holders of the warrant. Accordingly, the Company respectfully advises the Staff that the Company believes it has correctly classified its private warrants as equity under ASC 815-40 and that the financial statements and related information included in the Form 10-K properly reflect such classification.

* * * * *

We thank the Staff for its review of the foregoing. If you have any further questions, please feel free to contact our counsel, Richard I. Anslow, via e-mail at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jian Zhang
Jian Zhang Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP